EX 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of John Hancock Investment Trust of our reports dated December 16, 2024, relating to the financial statements and financial highlights, which appear in John Hancock ESG International Equity Fund and John Hancock Global Environmental Opportunities Fund (two of the funds constituting John Hancock Investment Trust) Annual Reports on Form N-CSR for the year ended October 31, 2024. We also consent to the references to us under the headings “Experts” and “Exhibit A Form of Agreement and Plan of Reorganization and Termination” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

January 13, 2025